Filed by Discovery Partners International, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Infinity Pharmaceuticals, Inc.

Commission File No. 333-134438

The following is a transcription of a call that Discovery Partners International, Inc. and Galapagos NV held with investors and analysts on June 13, 2006. The webcast of the call was available through Discovery Partners International, Inc.’s website on June 13, 2006.

FINAL TRANSCRIPT

Conference Call Transcript

DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

Event Date/Time: Jun. 13. 2006 / 4:30AM ET

Thomson StreetEvents	www.streetevents.com	Contact Us	1

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

CORPORATE PARTICIPANTS

Onno van de Stolpe

Galapagos - CEO

David Smith

Galapagos - CFO

Mike Venuti

DPI - Acting CEO

Elizabeth Goodwin

Galapagos - IR

CONFERENCE CALL PARTICIPANTS

Mutlu Gundogan

Kempen - Analyst

Geraldine O’Keeffe

Fortis Bank - Analyst

PRESENTATION

Unidentified Company Representative

Welcome to you all. Welcome to our audio conference call. Today we’re going to walk through a presentation on the acquisition of the drug discovery assets of Drug Discovery Partners International. Thank you very much. Today’s webcast will be broadcast on www.GLPG.com and will be archived starting later today. (OPERATOR INSTRUCTIONS).

Now I’d like to just draw to your attention that we will be making forward-looking statements during this presentation. These forward-looking statements include remarks concerning future revenues, expenses, capital expenditures and possible changes in industry and competitive environment and because these forward-looking statements involve risks and uncertainties Galapagos’ actual results may differ materially from the results expressed or implied in these statements.

Our presenters today are Onno van de Stolpe, Chief Executive Officer of Galapagos, and David Smith, the Chief Financial Officer of Galapagos. Following their presentation we will open up the floor and the phone call to a question-and-answer session. And at the end of the question-and-answer session Mr. Mike Venuti, acting CEO of DPI, will join in the question and answer. With that I would like very much to welcome Onno van de Stolpe who will now open up the presentation.

Onno van de Stolpe - Galapagos - CEO

Good morning. Another important day for Galapagos and we’re very pleased to announce today the acquisition of all the operating assets of DPI and U.S. Drug Discovery Company. With that we immediately enter the top five worldwide in drug discoveries. That’s a position where we were aiming to get to and we’re very pleased that we’re reaching that so soon after starting the drug discovery activities within Galapagos.

With this acquisition we are increasing the breadth and the depth for the services of BioFocus. The breadth in the fact that we now will have operations in a number of different countries where we’re adding substantial additional revenues to BioFocus’ revenue line. The depth is that we are actually getting a number of additional capabilities within the Company that will strengthen our service offering and will make us even more attractive as a turnkey partner going forward.

A week ago we announced a strategic alliance with GSK in the field of osteoarthritis which would mean that we are going to substantially increase the resourcing of the osteoarthritis program and therefore we were looking for additional capacity and with this acquisition we get access to that capacity right away so it fits perfectly within the alliance that we announced with GSK. It will add substantial revenues; we’re giving guidance that second half of the year will bring in an additional revenue of over EUR8 million. So for Galapagos and BioFocus it’s a substantial addition.

Thomson StreetEvents	www.streetevents.com	Contact Us	2

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

We will strengthen the presence of BioFocus and Galapagos in the United States of America. And with the U.S. being the largest drug discovery market this is, of course, important and a major step for the Company. All of this we get for a relatively acceptable price in our view. We’re paying EUR4.25 million in cash to DPI and we believe that this is a good value for our shareholders.

Let’s have a look at our group strategy as we have formulated that and communicated that to you previously. We are combining internal drug development with a profitable service division; a hybrid model that gives a basis underneath the value of the Company through the service activities generating revenues and a profit, but having the upside of having our own internal drug discovery activity with the potential pot of gold at the end when a drug that we’re developing internally reaches the market. This acquisition clearly fits perfectly within that strategy where we’re further strengthening the service activities of BioFocus.

We’re also strengthening the technologies and services, as we have said previously. We are getting additional capabilities through this acquisition for BioFocus’ service activities, but we can also clearly use those in our own internal programs and in the alliance with GSK. We have said that we would increase the revenue base of the Company through internal growth as well as through acquisitions and clearly with this acquisition we substantially increase the revenues for BioFocus. And we have said that we want to establish a global presence to increase our visibility and customer base with the sites in San Diego, St. Francisco and Basel and Heidelberg, we are clearly becoming a worldwide player.

And for a service organization that’s actually very important, the fact that you’re close to your customers is a real competitive advantage. So we believe that having multiple service sites throughout the world makes perfect sense in building a global drug discovery service Company. And we have said previously that our ambition is to become the European biotechnology leader. We’re still a far cry from claiming that, but this is a next major step in our road to achieving this objective and this ambition. We believe that the ambition is necessary to build that kind of a company and we’re acting and delivering on that ambition.

Let’s have a look at DPI. DPI is a NASDAQ listed company, established in 1995 and has acquired a number of companies since then to establish a worldwide drug discovery service company purely based on fee for service activities. So in contrast to Galapagos, DPI never had internal drug discovery programs; so a different business model that was successful in building up a revenue base last year of 35 million. A lot of different customers worldwide, all the big Pharma companies are or have been customers of DPI. But in November 2005 their largest contract partner, Pfizer, ended contractually the contract that had been running for the last couple of years which meant that they had output capacity on the chemistry side and they reduced their staff from 220 to 120 people.

In April of this year Infinity and DPI announced a merger. Infinity is a private company out of Boston that through the merger will obtain a NASDAQ listing and will obtain all the cash that is available within DPI. In exchange for that DPI’s shareholders will obtain 31% of the new entity. DPI — Infinity is not interested and is not in the business of drug discovery services and therefore DPI has announced publicly that they were looking for divesting all the operational assets and that is actually the part of the business that Galapagos now has acquired.

So what are those operational assets? There is a site in San Diego that is focused on chemistry. It’s building compound libraries and providing medicinal chemistry. So bringing a molecule that has been identified in a screening program towards a preclinical candidate and it’s a group of about 25 people. Then in Heidelberg they have a natural products division where they fractionate and purify bacteria, (indiscernible) and fungi and those natural products, these compounds can be used just like regular synthetic small molecule compound collections in trying to identify biological activities of these compounds and potentially developing these into drugs.

There is a large biology division in Basel where they provide [hit] finding capabilities, filter high throughput screening in combination with very large chemical compound collections. They have access to over 600,000 different synthetic compounds to identify molecules with biological action in a specific assay for specific diseases.

In San Francisco they have a compound management facility where they store on behalf of NIH, National Institutes of Health, large collections of chemical compounds and distribute these to screening centers all through the U.S., ten different screening centers. This operation was set up on behalf of the National Institutes of Health. It was a contract that they had won in a competitive bid and the whole facility in San Francisco is actually being funded by NIH on a cost-plus basis.

So if we look at the acquisition opportunity, first look at the view from DPI. They were looking for an acquisition candidate for all their operational activities. They didn’t see a strategic way forward as a stand-alone fee for service company because they didn’t have any internal programs because of the loss of the Pfizer contract their administrative burdens, their filing burdens with regard to the SEC and Sarbanes-Oxley compliance was inhibited for them to actually come up with a business model that would make sense going forward to the shareholders.

Thomson StreetEvents	www.streetevents.com	Contact Us	3

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

DPI still had a substantial amount of cash and there was pressure from the shareholders to use that cash to do something else than funding their own internal drug discovery activities. So that’s how they entered into discussions with Infinity where they believe that it’s a better value for their shareholders to be part of that company and divesting the fee for service drug discovery activities and therefore we were a prime candidate to talk to them.

If you look on the Galapagos side of the acquisition opportunity, we are clearly in need of additional capability and capacity; of course, also due to the GSK contract. We anticipate that we will be able to extend our revenue base and with that revenue base we’ll start to generate a cash flow — a positive cash flow and the business model that Galapagos has going forward on for the last couple of years that the cash generated by the service division is partly offsetting the investments we’re doing in our drug discovery activities.

With now being in the top five position we’re clearly — in our view creating shareholder value by getting a higher visibility in the market as drug discovery services and Galapagos as a drug discovery player. Also with regard to the U.S. presence, we believe that that’s in the interest of shareholders because we will have an increased visibility with U.S. investors and analysts. And all in all we’re establishing through this acquisition a true leadership position which fits in our strategy to become a European biotechnology leader.

So let’s have a snapshot of the Company at the start of this year, 2006. Only six months ago we had any internal program in the bone and joint diseases in Belgium, that is Galapagos’ drug discovery side where we had about 60 people. And then through BioFocus we had discovery service side in (indiscernible) in the UK and in Leiden in the Netherlands totaling about 140 people. So in total about 200 staff with three operations, a clear business model that will be well appreciated by the market in which we are executing our long-term strategy.

So six months later we now have a very large middle of the year osteoarthritis alliance with GSK, greatly boosting our internal drug discovery capabilities and activities. So currently Belgium is at 70 employees, but we’re gearing up the number of people employed there. We now have service site with the DPI acquisition in the U.S., UK, Switzerland, Germany and the Netherlands serving customers worldwide and really being a global player. In total 330 staff with a various strong presence in the U.S. and that was something we thought was important going forward for Galapagos and BioFocus. So great change in where the company is today compared to six months ago let alone 12 months ago when we were purely a target discovery company in Leiden and [Mekelin].

So if you look at the service offering in Basel, as I said, that’s where they have the high throughput screening capabilities using over 600,000 different compounds. Cambridge has that as the — the BioFocus activities has compound library capabilities to identify hits and bring these hits towards candidate drugs using medicinal chemistry. Heidelberg has the natural product collection to isolate and identify compounds that can be developed as small molecule drugs going forward.

In Leiden it’s the [Addo Novarro] base target discovery center, the original basis of Galapagos that’s still very successful in identification of (indiscernible) proteins that are responsible for various diseases. In San Diego is the chemistry unit that builds specific libraries and has lead optimization capabilities similar to the Cambridge activities of BioFocus. And then as I said, in San Francisco we have the compound acquisition, storage and distribution.

Let’s have a look at the GSK alliance that we announced a week ago. We are going to deliver proof of concept molecules in osteoarthritis that GSK has in the first option to bring towards the market. It’s a very large deal, middle of the year with up to 137 million in milestones up from as well as an equity investment. Most important of that deal is that we’re not giving away our osteoarthritis program. But we’re retaining substantial commercialization rights in the form of double-digit royalties on worldwide sales of products getting to the market.

As a consequence of this nonalliance we will beef up our activities in the osteoarthritis field substantially and therefore we needed — we were in great need of additional resources both in people as well as in facilities. Clearly that issue has been completely solved with the acquisition of the DPI assets. We now have the capacity to execute this GSK alliance without having to invest in building and outfitting new laboratories which would have been very expensive and recruiting additional — substantial additional personnel which we would be or would not be successful in going forward. So having access to a much larger group of biologists and chemists through DPI makes perfect sense in that view.

We also believe that with their capabilities, we are now even more a prime partner for turnkey alliances going from target all the way to a preclinical candidate. We have the breadth and the depth of the capabilities that big Pharma is looking for in outsourcing these programs to companies like BioFocus. We have also said previously that we are running at capacity at BioFocus. And without additional capacity we would not have been able to sign on further customers for BioFocus. So having now this additional capacity of DPI enables us to further use our business development and sales to get further contracts in biology and chemistry to expand our service revenues going forward into 2006 and 2007.

Thomson StreetEvents	www.streetevents.com	Contact Us	4

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

With this acquisition we enter the top worldwide drug discovery services. We have listed the companies that in our view are the main colleagues, competitor in the area of drug discovery services — Albany Molecular, Array BioPharma both in the U.S.; EvoTech in Germany or UK; and Lexicon in the U.S. These companies have somewhat similar services. The real unique selling points that BioFocus DPI can offer is our target discovery platform using the human primary cells in combination with the (indiscernible) viral target discovery capabilities. There’s also the integrated services where we can provide everything from the target to preclinical that’s not matched by the competitors in the depth that Galapagos can offer that and BioFocus can offer that.

Also some of the aspects that we would like to highlight as a differentiate towards the other companies is that we’re very much biology focused which is very important because chemistry on its own has a relatively valued interaction with biology that really creates new drugs. The natural products part of the business through the acquisition of the Heidelberg unit provides us with a competitive edge. And clearly the compound libraries that are the core of the BioFocus offering really give a competitive edge. The (indiscernible) collections are extremely popular with various Pharma companies and have been very successful also for our internal programs were they identified some molecules for our rheumatoid arthritis program. All these companies have quite a bit higher market valuation than Galapagos ranging from 150 to EUR300 million. So we’re well-positioned there to increase our value going forward.

Looking at our preference now in the U.S. and Japan, the U.S. clearly is the most important market for drug discovery services, over 50% of that market is in the United States of America. So having now a strong presence on the West Coast and a sales office on the East Coast makes perfect sense for us to go into that market to capture market share from our competitors. The major contract with the National Institutes of Health at the San Francisco facility is something that we’re proud to take on board. We believe that that’s a growth opportunity to offer further services — compound storage services out of that facility to Pharma and biotech customers and we believe that we can further expand that site going forward.

The sales office and Japan that we also are acquiring gives us a better access for BioFocus into the Japanese market which is a very effective drug discovery market that’s growing substantially. DPI already has quite a number of Japanese customers; BioFocus has not been successful lately in getting a lot of customers signed on in Japan. So we believe that combined this combination will give us a much better inroad in that market and hopefully expand our sales in that territory.

If you look at our client base, then that’s clearly extended with a number of new clients that DPI brings in. Clearly there is an overlap with certain customers, global players like Astra Seneca, GSK, Bayer and Novartis as a customer both of BioFocus as well as DPI. But a number of new names will be added to our customer list. And if you look where they are located, most of these are actually in the United States or in Japan. And of course that was the area where BioFocus was not very strong, so it is really a complementary combination of DPI and BioFocus from a customer base and the geographic spread that BioFocus now has is in our view the start of further revenue growth. I would like to hand it over to David Smith, our CFO, to talk about the financials.

David Smith - Galapagos - CFO

(indiscernible) revenues. And I know some of you in this room and on the Board call have seen this slide before. Some of you might even remember it. But for those of you that it is new for, let me take you through it. We showed this slide at the beginning of March when we were talking about the 2005 results. And we also talked through the historical results as well as giving revenue forecasts (inaudible). The items in green are historical; the item in the brown is the revenue for 2006. Now 2003 and 2004 (inaudible) in that entirely Galapagos before the acquisition of (inaudible). 2005 is a little more complicated. Let me just take you through that (inaudible).

Now we acquired BioFocus at the beginning of Q4 2005. That was a long quarter result that took place in 2005 that was consolidated into the Galapagos group. So the solid green line, which comes to 11.2 million, is the legal entity result. But comparing back to the revenue forecast of 2006 would be mixing acquired growth with organic growth. So what we did with this slide was we increased the bonds to 17.5, and the 17.5 represents what the sales would have been if we had acquired BioFocus on the 1st of January. And that allows us to give an apples-to-apples comparison to this revenue forecast of 2006.

Now the forecast we gave for 2006 is 25 to 30 million; the reason we have a 5 million spread is that in Q4 we have a lot of library sales and some of that sales depends on what big Pharma has left in its budget. So therefore at the beginning of the year when we gave this forecast we didn’t have (indiscernible), that’s the reason why we’ve got the 5 spread. So at 17.5 million compared to 25 to 30 is a 40 to 70% growth and that is organic growth.

Thomson StreetEvents	www.streetevents.com	Contact Us	5

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

Now it that shows you the value that you can create when you bring together a good synergistic merger. And we want to be able to repeat something similar for DPI. Now I’m not saying that the 2007 revenue forecast is a 40 to 70% growth; we’ll come back to that later in the year.

Now we have acquired DPI and that brings us, we believe, over 8 million in revenue (indiscernible) 2006, that’s for 1st of July all the through to the end of the year, so that’s six months. Which when you add that on top of this revenue forecast that gives you a 33 to a 38 (indiscernible) 2006.

This slide is slightly different. You will notice that the 2005, the green bar is showing you the legal results. Just to remind you, that’s the quarter four (indiscernible) and I’m not trying to demonstrate here the organic growth. It’s a mix of organic as well as acquired growth. What I’m trying to show here is that right at the beginning when you were looking at the opening slide and if you look at our corporate (indiscernible) our mantra is acceleration. And I think if you’re looking for a visual impact (indiscernible) that brings alive acceleration, for me this does it. You can see where Galapagos has come from and where we’re going. And you can also get a feel for what we might be able to do with DPI going forward.

A little more on the financials and on the deal structure. As Onno mentioned, we’re acquiring the operational divisions of DPI, that’s the service revenue division. We are not acquiring the corporate division, that remains with DPI Inc. And DPI will resolve the issues with those personnel. That’s put an impact on us. What we’re acquiring is pure profit centers — operational units and we get that for 4.25 million in cash.

Now one of the requirements of DPI in its relationships with Infinity is they have to do it quickly and they have to be very, very clear on what the cash impact is going to be. So by issuing shares (indiscernible) even if there was only small volatility it would have (indiscernible) volatility to that number. So (indiscernible) and then into cash we (indiscernible) and have done for cash deals. The benefit for us (indiscernible) and making it simple is that our transaction cost should be no more than EUR300,000 so the total deal is 2.5 million.

Now I think — sorry, 4.5 million. I think 4.5 million is a good value proposition. I think you’ve seen a little bit about what the revenue is doing and I think that’s a good value proposition. But we all know that cash is king. So just a few comments on the cash.

DPI operations will require a cash injection of 1 million (indiscernible). And I’m talking about just the DPI operation. BioFocus will continue to generate cash, DPI (indiscernible) BioFocus will continue to generate separate cash for this year. In 2007 we expect the operations of two generate cash and on a payback basis excluding the 4.5 million acquisition cost plus 1 million injection, we believe that will be (indiscernible) during the second to third year. That also demonstrates the value proposition.

Now just a quick comment on the long term leases. We’ve got four sites. We of course (indiscernible) pick up four leases going forward. One of the leases we have an option to break in 2009; the remaining three are options to break in 2008. And as Onno mentioned, one of the things I’ve been involved in since I joined is looking at these capacity needs for the UK. And I’ve been in discussions with landlords how we could meet those 2007 capacity needs and having options certainly makes a good position when it comes to negotiations. (indiscernible) more options are better and therefore that creates some value for the future.

Now integration. There are two key drivers here; one is to grow the revenue, and the second is the execution on the ‘08 program that was mentioned with GSK. Now there are a number of things that DPI brings to the table to help us out. One is people, 144 (indiscernible), that’s 45% of the workforce and that’s (indiscernible). We’ve mentioned that the capacity — I no longer need to worry so intensely about what we’re going to do in the UK because we were seriously coming to the point where we couldn’t get more lap, more equipment in and more staff into the facilities we had in the UK. And if there’s a (indiscernible) for the next few years so we can grow into that.

Let’s talk about some of the technology. Natural products, a completely different type of chemistry space than (indiscernible) compacts, unexploited. And just to bring that to life a little bit. If a natural product, just one of them, is used on the (indiscernible) program and identifies a hit which we develop into a lead and then it dies from (indiscernible). That scope of work would bring in more in milestones from (indiscernible) and that shows you the value that we could get out of an (indiscernible) just internally, never mind what we could do by selling that to big Pharma.

And the same story can be held with the compound facility that we have in Basel, 600,000 compacts. Same storyboard with GSK, same storyboard with what we can do in selling. But interestingly, if you look at the (indiscernible) that Onno was mentioning, it really does put it in there against them. We’ve now got a sizable library and (indiscernible) that was something they were interested in as well. So we’ve met or moving towards meeting objectives at GSK. And of course the U.S., Japan, new markets, (indiscernible) focus, and therefore help deliver future revenue growth going forward.

But all of that can only happen if you get the (indiscernible) integration right. And we all know that it’s one thing to have a good value at the outset, but if you don’t take the integration seriously you can (indiscernible). Now the good news is we’ve done this before; we’re in exactly the

Thomson StreetEvents	www.streetevents.com	Contact Us	6

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

same position as we were nine months ago with the BioFocus acquisition. [Andre Hukerman] led that integration, he will lead the integration of DPI and we’ve been in discussions already with management from DPI about what (indiscernible) and we had a conversation even yesterday. And as think that a colleague of mine is on flight 12 transatlantic to San Diego to talk to some of the (indiscernible).

Now, I don’t want to play down the importance of integration, but then at the (indiscernible) because this is a relatively simple integration compared to some other integrations that I’ve been involved in and other management team members have been involved in (indiscernible). But nevertheless we did (indiscernible) and we will give you some more feeling on that at the presentation we have in Leiden on the 23rd and later in the year.

Finally, on the branding. DPI had a good name in the market (indiscernible) and therefore it’s been very logical for us to create this brand-name. And you can see it here, the new logo. And as we’re speaking (indiscernible) is on the tape talking to customers explaining the rationale behind DPI and what it means to the customer. So clearly I’m very pleased at this deal and when I present some of the results from the 4th of the August there will be more to say. Onno?

Onno van de Stolpe - Galapagos - CEO

Thank you, David. Just a final slide. The summary, clearly as we’ve explained to you, we’re really increasing our drug discovery capacity and capability here, generating substantial additional revenues for BioFocus in the second half of 2006. Combined we’ll be in the top five position in drug discovery and that in combination with new technology that surfaces that we’ll both benefit our own internal programs as well as the service offering of BioFocus and the fact that we’re getting away from U.S. presence, something we were looking forward in actually obtaining as well as the Japanese presence.

We believe we’re in a very strong position going forward. All of this in exchange for 4.25 million in cash makes management extremely confident that we’re doing a very good deal here and that Galapagos is in an excellent position to go forward in realizing our goals and creating shareholder value. We’re very, very pleased with the deal. It’s been very exciting the last couple of months doing these [stairwell] agreements, getting them in place and getting all the aspects, the legal aspects resolved.

Last night at 430 we were able to sign this and we’re all looking forward to further explaining the deals going forward to the shareholders and then looking at the world championship soccer. I would like to hand over now to Mike Venuti, acting CEO of DPI. DPI is currently in merger discussions with Infinity so they’re not in the same position as us that they can freely talk about this deal, so Mike will actually explain in his script and will not be part of the Q&A session but will just make an announcement. So I would like to hand it over to Mike; he’s on the phone in the United States also waiting to go to bed I guess. Mike?

Mike Venuti - DPI - Acting CEO

Thank you, Onno. Just a brief comment here. The sale of the drug discovery operations of DPI to Galapagos places the remaining scientific assets of DPI in good hands. With the acquisition of our research sites in California and Europe Galapagos, through its BioFocus division, will assume all ongoing DPI contracts and be able to supplement its existing capacity immediately to service its new turnkey relationship with GSK in osteoarthritis.

It also integrates DPI’s unique platform capabilities and compound library production, biological screening and natural products chemistry within Galapagos, a company that has already made significant investment into preclinical drug discovery technologies, a basis for higher value deals which had become unattainable by DPI as a stand-alone operation.

On April 12th we announced the merger of Discovery Partners International Inc. with Infinity Pharmaceuticals with the intention of selling or otherwise liquidating the remaining service-based operations. With today’s announcement we have entered into an agreement to affect the planned divestiture of these operations.

Through the sale of these remaining intact operations we will add over $5 million in cash to our current cash balance and will simultaneously avoid the cost of shutdowns for these operations, a savings conservatively estimated at $15 million. That represents a combined positive swing of approximately $20 million in the net cash on hand for the merger with Infinity. We believe this will put us firmly into the 70 to $75 million net cash bracket associated with the fixed exchange ratio for that merger.

Thomson StreetEvents	www.streetevents.com	Contact Us	7

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

I have only the highest level of respect for the scientists at all four of the DPI sites. The process that resulted in the sale of the operations was rigorous with in-depth diligence conducted by a number of interested parties. It is a credit to our scientists that they were able to demonstrate the viability of the remaining operations in a way that generated a high level of interest in resulted in today’s announced agreement with Galapagos.

In the coming weeks I and other members of DPI management will be working with Onno and his team to affect a smooth integration of the scientific and administrative staffs into Galapagos with the intention of closing this transaction in early July. Thank you all once again and I’ll turn the call back to Onno.

Onno van de Stolpe - Galapagos - CEO

Thank you, Mike. I’ll give it to Elizabeth.

Elizabeth Goodwin - Galapagos - IR

Okay. That now concludes the presentation portion of our program today. And we’re going to now move into the question-and-answer session. We have people on the phone and we have people here in the room with us at the conference. The folks asking questions, I ask you all, please identify yourselves and your organization and ask your question. And if those people are asking in the room then I’ll do my best to repeat the question. Again, Onno, David and Mike are available for questions. I’d like to ask the operator now to explain to callers how they may ask a question.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS).

Elizabeth Goodwin - Galapagos - IR

I’d like to open up the floor now to questions. Yes?

Unidentified Audience Member

(inaudible question - microphone inaccessible). But then again, there were also other interested parties which would imply that a bargain would be impossible. Are there certain regions (indiscernible).

Onno van de Stolpe - Galapagos - CEO

I can comment on that. The question is it looks like a bargain and there were other suitors for these activities, so why did you get it. I think what made the difference here is the fact that when we went into the discussions we said we would acquire all operating assets in one suite, whereas some of the other buyers were looking at partial acquisitions. There were people in (indiscernible) European assets or the U.S. assets. And there were people interested in all assets but were not fast enough to get to the level of confidence of doing an actual bidding concluding the transaction like Galapagos has been able to do this.

My first call to Mike was on April 20th so into a little over — in about two and a have months we’ve been able to establish contact and execute this transaction and we have had a large number of our executive team involved in the deal and in close collaboration with the Board we have been able to execute it as fast as possible. So I think that made the difference.

Clearly for DPI the driver was not so much getting a substantial cash value for this but in contrast finding a good home for these operations where they could see long-term success for these business unit and the employees involved. And of course the fact that they could — that they could

Thomson StreetEvents	www.streetevents.com	Contact Us	8

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

finalize this transaction quite some time before the finalization of the Infinity merger. Because as Mike explained, it was important for them to get clarity on the cash that they were bringing to the table with regard to that merger.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

David Smith - Galapagos - CFO

The Infinity merger was announced before or the intention for the Infinity merger was announced before the transaction started, regarding the sale of the assets. So as part of that Infinity merger there were — there was no interest in acquiring (indiscernible) services, so DPI had to dispose of the assets as part of fulfilling the criteria for the merger with DPI. And therefore again this was a fantastic opportunity for Galapagos and BioFocus who looked at acquiring additional capacity to fulfill DPI’s opportunity to close the deal as soon as possible and for us to get additional capacity. That is really reflected in the price.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Mike Venuti - DPI - Acting CEO

Please let me interject here. In the context of a U.S. publicly traded company with SEC financial filing requirements and Sarbanes-Oxley filing requirements, these very same operations were estimated to generate a $10 million loss for DPI during 2006. It is completely contextual as to how these operations are seen. The cost, the price that was set was set with the assumption of the assets and the liabilities of these operations, and that takes them out of DPI Inc. intact and allows us to move to the Infinity transaction cleanly without incurring the estimated $15 million in shutdown costs we would’ve had to incur if we had liquidated these assets.

Unidentified Audience Member

So it was either selling or liquidating these assets?

Mike Venuti - DPI - Acting CEO

That is correct because as we had stated previously after the termination of the Pfizer discussions in late 2005 we had lost over 50% of our topline revenue base and we couldn’t sustain the structure of a U.S. publicly traded company because of the increased margins that we incurred and continued to incur based on the size of the G&A organization needed to support the company as a publicly traded entity in the US. These operations will generate revenue in different ways; they would have generated revenue as part of DPI but the overhead was too high.

Unidentified Audience Member

The Pfizer contract was around 50% of sales; the other 50% is that evenly spread over the other companies, or are there one or two fairly large contracts?

Onno van de Stolpe - Galapagos - CEO

The San Francisco unit has a large contract with the National Institute of Health that is a long-term multi-year contract. The largest sales are generated by the Basel unit. That is the Leiden operation.

Thomson StreetEvents	www.streetevents.com	Contact Us	9

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

Unidentified Audience Member

(inaudible question - microphone inaccessible) with the DPI acquisition do you expect it to (inaudible) and will become cash positive as of 2007 or 2008?

David Smith - Galapagos - CFO

No, we won’t be cash positive in the short-term 2007 or 8 which is your question. The reason for that is that we have got an RA program, and the RA program is unencumbered at the moment, there is no partner. And as we move to elite optimization into the clinic the cost of that program will expand. We also have the osteoporosis [epi] which we also expect to move forward. Our belief is in the value in biotech is in its pipeline. And therefore we want to grow that pipeline, not as fast as we can but as sensibly as fast as we can. And we used the service division to minimize the drain on shareholders so that for every say, 2 euros that a shareholder puts in, we can contribute maybe a euro or in 2 Euros ourselves to mitigate the risk. Which is a different model from in America. In America you go to the city, you may raise 100 million, and therefore you focus entirely on moving that pipeline. But here in Europe we believe that (indiscernible) model is an appropriate model and that meets expectations of European investors.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

David Smith - Galapagos - CFO

Long-term that would be a sustainable model, if you had a portfolio of those, then yes, because you have got to bear in mind that with GSK the milestones are paid after success. So there is a lead point where you have to invest before you get the milestone injection. With a portfolio of those, then you will have different parts in different parts of the pipeline. And some will be generating revenue more than they are spending and some will be spending more than they are creating revenue. And therefore yes, that would be the ambition that would create that similar model in the medium term.

Unidentified Audience Member

Are you looking to expand (inaudible question - microphone inaccessible)by acquisitions?

Onno van de Stolpe - Galapagos - CEO

We continue to look at further expanding the BioFocus model both in revenue base as well as capabilities. But clearly with this acquisition we have now the critical mass that we were looking for so the pressure is clearly not there to further expand that, it will be opportunistic to look at further expansions. On the other side of the business our own internal of discovery we have said to the market that we are looking at an acquisition of a compound for a company with compounds that would accelerate our own drug discovery pipeline for the clinic and in that field we’re still looking at potential acquisitions as well.

Unidentified Audience Member

(indiscernible). I’m still pondering about this deal. I mean, you said some companies weren’t interested in all the activities, just parts of the activities. Was there a no go for DPI, did they want to sell everything or nothing or why did these companies want part of the activity.

Onno van de Stolpe - Galapagos - CEO

Mike, do you want to comment on it or do you want me to comment?

Thomson StreetEvents	www.streetevents.com	Contact Us	10

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

Mike Venuti - DPI - Acting CEO

No, I’ll comment. There were a wide variety of companies that expressed interest in the various pieces of DPI. DPI had historically been assembled from divergent companies over the years, and so there was a remnant of that organization where there were certain skills that were localized by site and certain companies wanted to build in just the capability that was localized in one or two of the sites. We saw doing a comprehensive deal for the assets with a single company to be obviously the most efficient way to accomplish our ends so that we wouldn’t have to liquidate any of the sites that might be left behind.

As you might imagine, if somebody had picked up three or four there would have been a fourth one that would have drained from our net cash we were bringing to the table with Infinity and that would have lowered the exchange ratio. So it was our goal to get as much as we could in a single transaction that was the most ideal situation and we achieved that.

Unidentified Audience Member

Mr. Venuti, how big was the time pressure in this case?

Mike Venuti - DPI - Acting CEO

There was no time pressure. Our contract with Infinity — if you read the S-4 that’s on file with the SEC there was no time pressure. Our agreement with Infinity anticipated the divestiture or liquidation of these happening either before or after the proxy vote on the merger with Infinity. There were different financial consequences for the Company, but it was completely anticipated that this was not driven by having to have it closed before the Infinity merger. I’m glad that it’s happened that way however.

Unidentified Audience Member

One more question for Mr. Venuti. The Pfizer contract was a large contract. It seems to me that rather suddenly Pfizer said we will stop with it or can you comment on (multiple speakers).

Mike Venuti - DPI - Acting CEO

No, it ran its natural term and it was a risk factor that the Company identified in its SEC filings for many years that there was no guarantee of extension once that natural term expired at the end of 2005; it was actually the first few days of 2006. Pfizer reentered negotiations with all of its suppliers during 2005, but it renewed its contract with none of them that were publicly known that it [TriPose], DPI and ArQule were all terminated as sources of chemical compounds at the end of 2005 in one way or another.

TriPose, as you know, shut down their chemistry facility in Wales for the most part. Arqule had sold off their Pfizer dedicated service unit and shut it down and we wanted to avoid that liquidation that those other two companies went through by trying to find a better home for the scientific groups that were left in the Company after that downsizing.

As you might imagine, the reduction in revenue that occurred, going from the mid-40s to the low 20s in the space of one year completely changed the complexion of the Company and that’s why we pursued this dual track to merge the shell with a biotech company in the U.S. that could provide an upside in the marketplace based on a product portfolio and divest the operations to somebody who already had operated a viable business model that included proprietary research, something that DPI had never done on its own.

Unidentified Audience Member

Is this the biggest threat for this kind of business that one of your big clients is stopping suddenly?

Mike Venuti - DPI - Acting CEO

Actually the type of deal that Galapagos has entered into with GSK is the kind of deal DPI was trying to pursue to replace the old contract deals that we had. Unfortunately DPI in the years previous had not made some strategic investments in either proprietary research or in later stage preclinical capabilities to allow the Company to build some value in addition to the contract research.

Thomson StreetEvents	www.streetevents.com	Contact Us	11

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

So when the largest contract disappeared we were left with about $80 million in cash, but no value-based projects. And we sought the kinds of deals that Galapagos has successfully closed with GSK but were unable to get those kinds of deals because we didn’t have the breadth of capability that BioFocus and Galapagos have. So our capabilities going into Galapagos make for a much better match.

Unidentified Audience Member

And a question to David. The 8 million in the second half, is that the additional sales of DPI to plus the part of the GSK contract?

David Smith - Galapagos - CFO

No, these numbers that I’ve presented today exclude the GSK.

Unidentified Audience Member

Another question for Onno. Were there any preconditions in this deal concerning future liquidation or shutting down one of the activities you took over from DPI?

Onno van de Stolpe - Galapagos - CEO

No, there are no preconditions. Of course there are lease obligations and of course there people have (indiscernible) contracts that there are no specific issues in the contract regarding this. Having said that, we don’t anticipate closing down one of the sites. We see a future of all the sites in the strategic platform of BioFocus going forward. So I want to stress that before people draw their own conclusions.

Unidentified Audience Member

And jobs? I mean integrating means —?

Onno van de Stolpe - Galapagos - CEO

We’re not anticipating losing any of the jobs that are currently at DPI. I would also like to clarify there was a headline on the wire that we would incur layoff costs regarding administrative staff (indiscernible) in San Diego. That’s absolutely not the case. The G&A staff is employed by DPI and the layoff cost regarding the G&A staff is carried by DPI. We have nothing to do with that. We don’t incur any layoff costs in this acquisition.

Mike Venuti - DPI - Acting CEO

That’s absolutely correct; I want to reemphasize that. That was part of the merger agreement with Infinity that DPI Inc. would take the charge for any G&A layoffs as part of this and any other layoffs that might have happened, but thankfully it will just be some G&A staff reductions in San Diego.

Unidentified Audience Member

Galapagos doesn’t think there will be any job loss at any of these?

Onno van de Stolpe - Galapagos - CEO

That’s correct. (indiscernible) contract as we need additional capacity if there is something it will be growth of people at the site.

Thomson StreetEvents	www.streetevents.com	Contact Us	12

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

Unidentified Audience Member

How about loss of clients because you’ve got them (indiscernible)?

Onno van de Stolpe - Galapagos - CEO

We have an action plan that had started at 8:00 this morning regarding contacting every single customer of DPI, every single customer of BioFocus, informing them of this transaction and discussing the consequences. Having said that, we don’t believe there will be customers that will have a problem with the fact that we’re now combining the two units. Of course we don’t know that for sure until we have spoken to every single customer.

But as Galapagos has very clearly singled out their own internal drug discovery activities focused purely on the bone and joint diseases, we have a clear separation between the service division and our internal programs. So there’s no worry, at least not with the BioFocus customers with regard to Galapagos’ internal drug discovery activities. And we anticipate that we can explain that just as well to the DPI customers. And we believe that the fact that there’s now continuity and a larger (indiscernible) services, it we’ll actually be beneficial to the DPI customers as well.

Unidentified Audience Member

So you don’t think customers will try to renegotiate contracts because (indiscernible)?

Onno van de Stolpe - Galapagos - CEO

Well, these overlapping customers that you’re probably referring to are very large worldwide organizations where a contract might be with a U.S. site and with a UK site. So we have [notable] contract by example with GSK. I think we have six contracts running at various divisions of GSK that never coordinated effort to get — if you’re referring to that — a quantum discount because we have multiple contracts. That doesn’t work the way the contracts are being negotiated at the individual divisions.

Elizabeth Goodwin - Galapagos - IR

I think we have time now for one more question. Having said that, any other questions from callers?

Operator

Mutlu Gundogan.

Mutlu Gundogan - Kempen - Analyst

It’s Mutlu Gundogan at Kempen. A couple of questions if I may. First on the sales level in ‘07, could you give us an indication what that level might be?

Onno van de Stolpe - Galapagos - CEO

David?

David Smith - Galapagos - CFO

Another good stage. Similar to the acquisition we had with BioFocus before we started going out and making public what our forecast was for a year away, we wanted time to get in there, talk to customers and sharpen it up. The same situation here. Of course we do have a view for sales, we’ve got a number of scenarios, but I think it’s too premature to disclose that today and later in the year we will address that question.

Thomson StreetEvents	www.streetevents.com	Contact Us	13

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

Mutlu Gundogan - Kempen - Analyst

Okay. Because I think consensus was around $25 million and let’s say if we on the back of an envelope would double the 8 million sales — would it be somewhere let’s say in the middle between EUR[60] million and $25 million?

David Smith - Galapagos - CFO

(indiscernible) Indeed I can support that scenario along with some of the scenarios I have as well. I really don’t want to be drawn, but I see the logic you’re talking to.

Mutlu Gundogan - Kempen - Analyst

Okay. And in terms of profitability, (indiscernible) is a similar EBIT margin as in the BioFocus division, let’s say 10%?

David Smith - Galapagos - CFO

Well the margin on the NIH is public, I think that’s at 10%, that’s the bottom-line fully loaded basis. The other margins vary from site to site as they do for BioFocus and they vary from contract to contract. So I don’t think I want to say much more on that at this stage.

Mutlu Gundogan - Kempen - Analyst

All right. Another question —.

David Smith - Galapagos - CFO

We are in a similar industry, remember.

Mutlu Gundogan - Kempen - Analyst

Another question on sales is since DPI was so dependent on the Pfizer contract, could you give us an indication how much of your sales level let’s say in ‘07 will depend on the top three clients?

David Smith - Galapagos - CFO

Well, NIH is a long-term contract, that’s got another four years to go. And therefore that one should be relatively secure providing of course we fully deliver to the quality that they’ve enjoyed through DPI and there’s no reason why since we’re using the same team, same people in the U.S. that we can’t deliver to that level of quality. And we haven’t declared BioFocus’ sales by Company nor do I think it’s appropriate to declare at this stage DPI sales by Company. I can say that the NIH is a long-term contract like we have with GSK, that’s a long-term contract. Most of the contracts fall — if it’s a piece of service about a year; if it’s a compound library then that takes place very quickly.

Mutlu Gundogan - Kempen - Analyst

Okay. Then a final question. The last time the noncurrent assets of DPI — Q1 ‘06 numbers I think — were $6.8 million. Could you give us an indication what the book value of the asset were you were acquiring?

David Smith - Galapagos - CFO

Yes, we have a clear view on the book value. Cash remains with DPI. The book value is similar to the — it’s lower than the value that we’re paying, but we have to bear in mind that we haven’t fairly valued those items under and during the fair value accounting which we need to do

Thomson StreetEvents	www.streetevents.com	Contact Us	14

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

under IFRS we will conduct have a fair view as to what those book values are. For instance, fixed assets need to be valued at its value today, not necessarily at book value. But we are paying a premium to book in many areas.

Mutlu Gundogan - Kempen - Analyst

Okay, thank you, David.

Elizabeth Goodwin - Galapagos - IR

Operator, are there more questions?

Operator

Geraldine OÃ¢â,¬™Keeffe.

Geraldine O’Keeffe - Fortis Bank - Analyst

It’s Geraldine OÃ¢â,¬™Keeffe here from Fortis. Congratulations on the deal first. I have a question for Onno and another one for David, if I may. Onno, maybe just on the — how you’re integrating these companies. You’ve already mentioned you don’t expect any job losses. I’m just wondering, have these companies been operated on stand-alone bases? Just wondering how you can integrate them where I would expect some rationalization even at the management level of these companies?

Onno van de Stolpe - Galapagos - CEO

Thank you, Geraldine; excellent question as always. Yes, they have been operating very much as silos, independent companies with their own P&L which was a choice that DPI made. It’s not a choice that we will make. We’ve actually gone to change that culture, so I see that as a large objective of the integration. We’re going to operate it as one BioFocus worldwide operation where each of the sites contributes specific expertise to the total picture of drug discovery. I think that is a much better way for us to actually secure larger deals that have various components from compound sales to screening and medicinal chemistry. So there will be a culture difference that we have to get across to the various scientific managements at the site.

Your next question was regarding management. Basically the whole management of DPI will not join — are still part of DPI and they will not go with the assets that we are acquiring. There is one exception of one of the managers in San Diego that we’re discussing with to make him responsible for the North American operations. For the rest of the sites themselves, have a general manager who is also the scientific manager. So the commercial view on how we’re going to go forward will be driven out of the UK by David Phillips and the scientific operational side will be driven by Chris Newton. So the management will be very much be from BioFocus in the UK.

Geraldine O’Keeffe - Fortis Bank - Analyst

Thank you. And a question then for David. David, can you just explain exactly how the costs of the acquisition are going to be accounted for? And also the GSK — you expect to get $4 million upfront from GSK, and then this is a 4.25 million acquisition this quarter. Can you just maybe clarify the impact on the P&L if any?

David Smith - Galapagos - CFO

I’ll take the GSK first. We’ve got 4 million as an up front and the up front is in respect to technology to do with target identification. And therefore we will — cost of cash comes directly into the balance sheet straightaway. But as far as the revenue is concerned, the 4 million would be spread over the periods with which we’re using that technology. And we estimate that technology will be used between two to three years. So therefore you can take the 4 million on an [imprudent] basis, divide by three and then you can multiply by 6, take a look a the revenue for 2006. That’s GSK.

Thomson StreetEvents	www.streetevents.com	Contact Us	15

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jun. 13, 2006 / 4:30AM ET, DPII - Discovery Partners International, Inc. and Galapagos NV Joint Conference Call

In respect to the acquisition of DPI assets, we will undertake a fair value exercise. In the view of the speed with which this exercise has taken place we haven’t been able to get in value, although I have got a team lined up who can go in and value the fixed assets for instance with the progress around need different sites so that we can get a more meaningful feeling for what the net assets look like and then we can compare that to what we’ve paid and work out whether there is goodwill or even negative goodwill.

If there’s goodwill that goes on the balance sheet and we will then review the business units that we’ve acquired every year to see whether that goodwill needs to be written off at all. If we’ve got negative goodwill then that’s taken immediately to reserves. It’s not a P&L item. So therefore any up or downward movement on the assets should have no impact on the P&L this year.

Geraldine O’Keeffe - Fortis Bank - Analyst

Okay, excellent. Thank you.

Elizabeth Goodwin - Galapagos - IR

Operator, are there more questions from callers?

Operator

(OPERATOR INSTRUCTIONS).

Elizabeth Goodwin - Galapagos - IR

As it seems that there are no more questions, I’d like to draw everyone’s attention to the fact that we will be holding an analyst meeting in Leiden here in the Netherlands on the 23rd of June and I look forward to speaking with you all again at that time. Thank you all very much for your participation today. Bye.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	www.streetevents.com	Contact Us	16

© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Forward Looking Statements

The foregoing transcript contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any forward-looking statements made by DPI or Galapagos speak only as of the date made. DPI and Galapagos undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Such forward-looking statements include statements regarding the proposed transaction between DPI and Galapagos and the timing for its closing, the contribution of the assets to be acquired to BioFocus’s revenues in the second half of 2006 and cash flow in 2007, the integration of those assets into Galapagos’s existing operations, including with respect to maintaining service levels for current DPI customers, the anticipated downsizing of DPI’s general and administrative function in San Diego, the benefits of the proposed transaction to Galapagos’s existing operations, including with respect to its technology, product offerings, customer base, and market and competitive positions, Galapagos’s rationale and strategy for the proposed transaction, and the benefits of the proposed transaction to DPI, including for its stockholders and with respect to the exchange ratio to be used in DPI’s merger with Infinity and DPI’s ability to consummate that transaction. Factors that may cause actual results to differ materially include the risk that DPI and Galapagos may not be able to complete the proposed transaction, the risk that the assets being acquired may not be integrated as effectively into Galapagos as expected or otherwise provide Galapagos with their expected benefits, the risk that the proposed transaction together with DPI’s proposed merger with Infinity will not provide their expected benefits to DPI’s stockholders and that DPI’s Net Cash at closing of the Infinity merger will be lower than currently anticipated, and risks and other uncertainties more fully described in DPI’s annual report on Form 10-K for the year ended December 31, 2005, DPI’s quarterly report on Form 10-Q for the quarter ended March 31, 2006 and DPI’s Registration Statement on Form S-4 filed on May 24, 2006 in connection with the Infinity merger, each as filed with the Securities and Exchange Commission and DPI’s other SEC reports.

Additional information about the DPI-Infinity merger and where to find it

In connection with the proposed merger between DPI and Infinity described herein, DPI filed a Registration Statement on Form S-4 on May 24, 2006 with the SEC, that contains a proxy statement/prospectus. Investors and security holders of DPI and Infinity are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed merger because it contains important information about DPI, Infinity and the proposed merger. Securityholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about DPI and Infinity, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Partners International, Inc., 9640 Towne Centre Drive, San Diego, CA 92121, Attention: Investor Relations, Telephone: (858) 455-8600.

Participants in the solicitation

DPI and its directors and executive officers and Infinity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DPI in connection with the proposed merger of DPI with Infinity. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of DPI is also included in DPI’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2006. This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at DPI at the address described above.